As filed with the U.S. Securities and Exchange Commission on January 18, 2024.

Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

ZTO EXPRESS (CAYMAN) INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11

New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Telephone: +1-800-221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☒      immediately upon filing

☐      on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing one (1) Class A ordinary share of ZTO Express (Cayman) Inc.	80,000,000 American Depositary Shares	$0.05	$4,000,000	$590.40

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:

(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
(iii)	Procedure for collecting and distributing dividends	Paragraphs (4), (5), (7), (10), (11) and (13)
(iv)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
(v)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11) and (13)
(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs	Paragraph (3)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
(x)	Limitation upon the liability of the Depositary	Paragraphs (14), (17), (19) and (20)

(3)	Fees and charges that a holder of ADRs may have to pay, either directly or indirectly	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

ZTO Express (Cayman) Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Deposit Agreement, dated as of October 26, 2016 (as from time to time amended, the "Deposit Agreement"), among ZTO Express (Cayman) Inc. (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. Filed as Exhibit (a)(1) to the Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-214107) and incorporated herein by this reference.

(a)(2)	Amendment No. 1 to the Deposit Agreement. Amendment No. 1, dated as of November 10, 2022, to the Deposit Agreement, among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Deposit Agreement (the “Deposit Agreement”) among ZTO Express (Cayman) Inc., the Depositary and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 18, 2024.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

	By:	/s/ Lisa M. Hayes
Name: Lisa M. Hayes
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, ZTO Express (Cayman) Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on January 18, 2024.

ZTO EXPRESS (CAYMAN) INC.

By:	/s/ Meisong Lai
Name: Meisong Lai
Title: Chairman of the Board of Directors and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mr. Meisong Lai and Ms. Huiping Yan, his or her true and lawful attorneys-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on January 18, 2024.

SIGNATURES

Signature	Title

/s/ Meisong Lai	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
Meisong Lai

/s/ Huiping Yan	Chief Financial Officer (principal financial and accounting officer)
Huiping Yan

/s/ Jilei Wang	Director
Jilei Wang

/s/ Hongqun Hu	Director
Hongqun Hu

/s/ Xudong Chen	Director
Xudong Chen

/s/ Xing Liu	Director
Xing Liu

/s/ Frank Zhen Wei	Director
Frank Zhen Wei

/s/ Qin Charles Huang	Director
Qin Charles Huang

/s/ Herman Yu	Director
Herman Yu

/s/ Tsun-Ming (Daniel) Kao	Director
Tsun-Ming (Daniel) Kao

/s/ Fang Xie	Director
Fang Xie

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ZTO Express (Cayman) Inc., has signed this Registration Statement on Form F-6 in New York, New York, on January 18, 2024.

Authorized U.S. Representative

By:	Cogency Global Inc.

	By:	/s/ Collen A. De Vries
Name: Collen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Amendment No. 1, dated as of November 10, 2022, to the Deposit Agreement, among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder, including the Form of ADR attached as Exhibit A thereto.
(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.
(e)	Rule 466 Certification.